GENESIS LEASE LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 20, 2007

NOTICE IS HEREBY given that the Annual General Meeting (the ‘‘Meeting’’) of Shareholders (the ‘‘Shareholders’’) of Genesis Lease Limited (the ‘‘Company’’) will be held on Monday, May 21, 2007 at 10:00 a.m. (GMT) at The Park Inn, Shannon, Co. Clare, Ireland for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To re-elect John McMahon as a director of the Company.

2.	To re-elect Niall Greene as a director of the Company.

3	To re-elect Kenneth Holden as a director of the Company.

4.	To re-elect David C. Hurley as a director of the Company.

5.	To re-elect Andrew L. Wallace as a director of the Company.

6.	To appoint KPMG of Dublin, Ireland as auditors and to authorize the Board of Directors of the Company (the ‘‘Board’’) to determine their remuneration.

7.	To transact other such of business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the year ended December 31, 2006, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Company’s Board of Directors, will be presented at this Annual General Meeting.

By Order of the Board of Directors

/s/ John McMahon
John McMahon Chairman, President and Chief Executive Officer Genesis Lease Limited

Dated: April 20, 2007

Notes:

1.	The Board has fixed the close of business on April 24, 2007, as the record date for the determination of the Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.

2.	A form of proxy is enclosed for use in connection with the business set out above.

3.	Each of the resolutions in 1-5 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors. The resolution set out in 6 above is an ordinary resolution, approval of which will require the affirmative vote of a majority of the votes cast at the Meeting.

GENESIS LEASE LIMITED

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 21, 2007

I/We ______________________________________________________________________
(NAME IN BLOCK CAPITALS)
Of __________________________________________________________________________
being (a) holder(s) of                                                                  common shares of Genesis Lease Limited (the ‘‘Company’’) on the record date of April 24, 2007, hereby appoint the duly appointed chairman of the meeting or                                                                              to act as my/our proxy at the Annual General Meeting of the Company to be held on May 21, 2007, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his direction.

Resolutions		For	Against	Abstain
1.	To re-elect John McMahon as a director of the Company.
2.	To re-elect Niall Greene as a director of the Company.
3.	To re-elect Kenneth Holden as a director of the Company.
4.	To re-elect David C. Hurley as a director of the Company.
5.	To re-elect Andrew L. Wallace as a director of the Company.
6.	To appoint KPMG of Dublin, Ireland as auditors and to authorize the Board of Directors of the Company to determine their remuneration.

Date:	Signature:

This proxy should be completed and sent to the following addresses by not later than 48 hours before the time for holding the meeting.

John McMahon
Genesis Lease Limited
Roselawn House
University Business Complex
National Technology Park
Limerick, Ireland
john.mcmahon@genesislease.com
Fax: +353 61 633 334

With copy to:

Boris Dolgonos
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York
boris.dolgonos@weil.com
Fax: +212 310 8007

INFORMATION CONCERNING SOLICITATION AND VOTING FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF GENESIS LEASE LIMITED TO BE HELD ON MAY 21, 2007

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2006 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2006 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.genesislease.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4 AND 5 — ELECTION OF DIRECTORS

The Board has determined that it shall be comprised of five directors and has nominated the five persons listed below for re-election as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Bye-laws, each director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected or appointed or their office is otherwise vacated.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
John McMahon	45	Chairman, Chief Executive Officer and President
Niall Greene	64	Director, Chairperson of the Nominating and Corporate Governance Committee, member of the Audit Committee and Compensation Committee
Kenneth Holden	68	Director, member of the Nominating and Corporate Governance Committee
David C. Hurley	66	Director, Chairperson of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee
Andrew L. Wallace	63	Director, Chairperson of the Audit Committee, member of the Compensation Committee

John McMahon has been our Chairman, Chief Executive Officer and President since the Company’s formation in July 2006. He has 20 years of global experience in the aviation industry. Immediately prior to joining our company, Mr. McMahon was founder and managing director of an aviation investment consulting firm that was engaged by GE Commercial Aviation Services Limited as a consultant to assist with the Company’s formation and initial public offering. He began his aviation career in 1986 at Ireland’s national airline, Aer Lingus, where his experience included responsibility for fleet planning and route planning. In 1990, he joined GPA Group, then the world’s leading aircraft lessor, to develop and market investment products based on operating leases, with a particular focus on Japan. He transferred to GECAS upon its formation in 1993 when it assumed management responsibility for GPA’s aircraft lease portfolio. In 1995, Mr. McMahon joined the Daimler-Benz (now DaimlerChrysler) project team to establish its associated aircraft leasing company, debis AirFinance (now AerCap) in Amsterdam. He was instrumental in growing the company from a start-up into a major global player. In 2003, he moved from his position as Managing Director of debis AirFinance to become Deputy Director of Structured Asset Finance at Lloyds TSB Bank plc in London. He founded Aviation Investment Management Company in 2004, through which he acted as consultant on a number of large-scale aircraft leasing-related private equity projects. Mr. McMahon received a Bachelor of Engineering degree from the National University of Ireland and graduate diplomas in accounting and finance (Association of Chartered Certified Accountants), management (University of Dublin, Trinity College) and computer modeling & simulation (University of Dublin, Trinity College). He has also completed the Advanced Management Program at Harvard Business School.

Niall Greene has been a member of the Board since October 2006. Mr. Greene is the Managing Director of Aviareto Limited, a company that holds the contract from the International Civil Aviation Organisation for the management of the International Registry of Mobile Assets. Mr. Greene has more than 40 years of experience working in the aviation industry, including with Aer Lingus, GPA Group and GECAS. At GPA Group and GECAS, he held various senior management positions in marketing, corporate communications and business development. Mr. Greene received a law degree from the University of Limerick.

Kenneth Holden has been a member of the Board since October 2006. Dr. Holden has more than 40 years’ experience in the aviation industry beginning with Aer Lingus in 1964, and including 15 years in aviation and tourism consultancy. Since the mid-1980s, Dr. Holden has been involved full-time in the aircraft leasing and finance business, first with GPA Group plc, where he acted as Chief Strategist from 1990 until 1993, and subsequently with GECAS as Executive Vice President, Business Development and Strategy. Following his retirement from GECAS in 1998, Dr. Holden has continued to perform services for GECAS as a consultant. Dr. Holden received BSc and PhD degrees in Aeronautical Engineering from Queens University, Belfast. He is a Fellow of the Royal Aeronautical Society and served on the board of directors of GECAS from March 2005 until October 2006.

David C. Hurley has been a member of the Board since October 2006. Mr. Hurley is the Vice Chairman of PrivatAir of Geneva, Switzerland, a company with significant business aviation services in the United States and Europe. Prior to his appointment with PrivatAir in 2003, Mr. Hurley was the Chief Executive Officer of Flight Services Group, a company he founded in 1984, which he grew into one of the world’s largest providers of corporate aircraft management, executive charter and aircraft sales and acquisitions in the United States. Mr. Hurley currently also serves on the boards of directors of Genesee & Wyoming Inc., Hexcel, Inc., Ionatron Inc., ExelTech Aerospace, Inc., BE Aerospace, Inc., The Smithsonian Institution’s National Air and Space Museum, Corporate Angel Network and CAMP Systems.

Andrew L. Wallace has been a member of the Board since October 2006. Mr. Wallace had 40 years of experience at Deloitte & Touche LLP before retiring in June 2006. Mr. Wallace served as an audit partner at Deloitte for 27 years, primarily serving large multi-national public companies. His broad industry experience includes large public company clients in the manufacturing, retail/distribution, commodities and satellite services industries. He also served as a member of Deloitte’s Tri-State Management Committee. Mr. Wallace received a BS in Accounting from Kent State University.

PROPOSAL 6 — APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Company will ask Shareholders to approve the appointment of KPMG of Dublin, Ireland as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors
/s/ John McMahon John McMahon Chairman, President and Chief Executive Officer Genesis Lease Limited

Dated: April 20, 2007